PLYMOUTH ROCK TECHNOLOGIES INC. ANNOUNCES ADDITION TO BOARD OF DIRECTORS OF OPERATING COMPANY

Vancouver, BC – March 21, 2019 – Plymouth Rock Technologies Inc. (CSE: PRT) (Frankfurt: 4XA WKN# A2N8RH) (OTC: AXDRF) (“Plymouth” or the “Company”) is pleased to announce that Douglas Smith, a member of the advisory board, has now joined the board of directors of the operating company Plymouth Rock Technologies (USA) Inc. to take an active role in the development of the company. His expertise will be invaluable to the management team.

Douglas Smith, former Assistant Secretary for the U.S. Department of Homeland Security. Douglas is currently the CEO of i3Ops, a leading company in the Artificial Intelligence space focusing on national security applications. Smith brings over two decades of international experience in business development, communications, coalition building, public policy, and creating and managing public-private partnerships among Federal, State and local governments, and private industry. He has managed large-scale special projects and initiatives both within and outside of government. Douglas is a frequent public speaker both domestically and internationally and regularly appears on national television as an expert on national security and managing crisis.

“I am thrilled to join the board of Plymouth Rock Technologies at a time when the need for innovative, and more importantly, easily deployable, security technologies to provide enhanced physical threat protection has never been greater”, said Douglas Smith. “At a time when bad actors are utilizing ever more difficult weapons to detect, particularly through 3D printing, the proprietary scanning techniques that Plymouth Rock is bringing to market, will be key for keeping our schools, sports arenas and transportation facilities safe,” added Douglas Smith.

Grant of Incentive Stock Options

The Company announces that it has granted an aggregate of 350,000 incentive stock options to consultants of the Company with an exercise price of $0.60 per share for a period of five years from the date of grant. Any shares issued under the option grant will vest over a period of two years.

About Plymouth Rock Technologies Inc.

Plymouth Rock Technologies is developing the next generation of threat detection solutions, with state-of-the-art technological advancements. Our advanced threat detection methods fuse artificial intelligence with augmented reality interfaces to eliminate human error. Plymouth Rock products, both airborne and land-based, will scan for threat items at greater “stand-off” distances than current existing technologies. Our unique radar imaging and signal processing technology creates new opportunities for remotely operated, none intrusive screening of crowds in real time.

Plymouth Rock’s core technologies include: (1) A Millimeter Remote Imaging from Airborne Drone (“MIRIAD”); (2) A compact microwave radar system for scanning shoe’s (“Shoe-Scanner”); and (3) Wi-Fi radar techniques for threat detection screening in Wi-Fi enabled zones in buildings and places, such as airports, shopping malls, schools and sports venues (“Wi-Ti”).

www.plyrotech.com
ON BEHALF OF THE BOARD OF DIRECTORS

Dana Wheeler
President and CEO
+1-603-300-7933

Investor Information:
Tasso Baras
+1-778-477-6990

(Not for dissemination in the United States of America)

Forward Looking Statements

Certain information set forth in this news release may contain forward-looking statements that involve substantial known and unknown risks and uncertainties. All statements other than statements of historical fact are forward-looking statements, including, without limitation, statements regarding future financial position, business strategy, use of proceeds, corporate vision, proposed acquisitions, partnerships, joint-ventures and strategic alliances and co-operations, budgets, cost and plans and objectives of or involving the Company. Such forward-looking information reflects management's current beliefs and is based on information currently available to management. Often, but not always, forward-looking statements can be identified by the use of words such as "plans", "expects", "is expected", "budget", "scheduled", "estimates", "forecasts", "predicts", "intends", "targets", "aims", "anticipates" or "believes" or variations (including negative variations) of such words and phrases or may be identified by statements to the effect that certain actions "may", "could", "should", "would", "might" or "will" be taken, occur or be achieved.  A number of known and unknown risks, uncertainties and other factors may cause the actual results or performance to materially differ from any future results or performance expressed or implied by the forward-looking information. These forward looking statements are subject to numerous risks and uncertainties, certain of which are beyond the control of the Company including, but not limited to, the impact of general economic conditions, industry conditions and dependence upon regulatory approvals. Readers are cautioned that the assumptions used in the preparation of such information, although considered reasonable at the time of preparation, may prove to be imprecise and, as such, undue reliance should not be placed on forward-looking statements. The Company does not assume any obligation to update or revise its forward-looking statements, whether as a result of new information, future events, or otherwise, except as required by securities laws.